

January 25, 2012

<u>Via Facsimile</u>
Mr. Bernard Zimmerman
President and Chief Executive Officer
FCCC, Inc.
200 Connecticut Ave.
Norwalk, CT 06854

> RE: **FCCC, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 13, 2011**
> **File No. 1-08589**

Dear Mr. Zimmerman:

We have reviewed your response letter dated January 19, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 8A. Controls and Procedures, page 17</u>

1. Your response to prior comment 1 indicates that you will amend your filings by substituting disclosure of the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures in place of a portion of management's annual report on internal control over financial reporting. Please be advised that the requirements of Item 307 of Regulation S-K are in addition to, not instead of, the requirements of Item 308 of Regulation S-K. Your disclosure under Item 8A must include both the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures and management's conclusions on the effectiveness of your internal control over financial reporting required by Item 308 of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief